Exhibit 4.4

Score Media and Gaming Inc.
Q1 –2021
Condensed Consolidated Interim Financial Statements
For the Three Months Ended
November 30, 2020 and 2019
(Unaudited)

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars)

(unaudited)

As at November 30, 2020 and August 31, 2020

	November 30, 2020	August 31, 2020
ASSETS
Current assets:
Cash	$19,216	$40,116
Restricted cash related to customer deposits	5,575	1,859
Accounts receivable	10,150	5,455
Tax credits recoverable (note 6)	1,616	1,616
Prepaid expenses, deposits, and other assets	1,637	2,048
	38,194	51,094
Non-current assets:
Property and equipment (note 3)	3,785	4,136
Intangible and other assets (note 4)	26,055	23,477
	29,840	27,613

Total assets	$68,034	$78,707

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$16,191	$10,353
Current portion of loans and other borrowings (note 8)	401	6,645
Current portion of lease liability	921	908
Other current financial liabilities (note 15)	84	231
	17,597	18,137

Non-current liabilities:
Loans and other borrowings (note 8)	638	740
Lease liability	807	1,042
Convertible debenture (note 14)	30,948	29,584
	32,393	31,366

Shareholders' equity	18,044	29,204

Commitments (note 9)
Subsequent event (note 18)

Total liabilities and shareholders' equity	$68,034	$78,707

See accompanying notes to condensed consolidated interim financial statements.

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

(in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Three months ended November 30,
	2020	2019
Revenue (note 11)	8,539	9,219

Operating expenses:
Product development and content	2,800	2,582
Sales and marketing	4,867	5,491
Technology and operations	5,328	3,158
General and administration	4,818	2,820
Depreciation and amortization (note 3 and 4)	1,384	1,213
	19,197	15,264

Operating loss	(10,658)	(6,045)

Finance expense, net (note 16)	(2,015)	(1,172)

Loss before income tax expense (recovery)	(12,673)	(7,217)

Deferred income tax expense (recovery) (note 17)	-	(3,107)

Net loss	$(12,673)	$(4,110)

Other comprehensive income
Foreign currency translation differences from foreign operations	319	16

Total comprehensive loss for the period	$(12,354)	$(4,094)

Loss per share - basic and diluted (note 12)	$(0.03)	$(0.01)

See accompanying notes to condensed consolidated interim financial statements.

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars, except share amounts)

Three months ended November 30, 2020 and 2019

(unaudited)

	Special Voting Shares		Class A Subordinate Voting Shares
	Amount	Number of Shares	Amount	Number of Shares	Contributed Surplus	Accumulated OCI	Equity component of convertible debenture	Deficit	Total Shareholders' Equity
Balance August 31, 2019	$15	5,566	$90,784	356,829,447	$5,280	$4	$-	$(64,846)	$31,237

Transitional adjustments upon adoption of IFRS 16 Leases	-	-	-	-	-	-	-	(225)	(225)
Net loss	-	-	-	-	-	-	-	(4,110)	(4,110)
Stock based compensation expense (note 10)	-	-	-	-	153	-	-	-	153
Shares issued on exercise of stock options (note 10)	-	-	74	227,333	(25)	-	-	-	49
Convertible debenture, net of tax (note 13)	-	-	-	-	-	-	8,891	-	8,891
Foreign currency translation differences from foreign operations	-	-	-	-	-	16	-	-	16

Balance November 30, 2019	$15	5,566	$90,858	357,056,780	$5,408	$20	$8,891	$(69,181)	$36,011

Balance August 31, 2020	$15	5,566	$115,547	399,319,612	$7,240	$512	$8,891	$(103,001)	$29,204

Net loss	-	-	-	-	-	-	-	(12,673)	(12,673)
Stock based compensation expense (note 10)	-	-	-	-	472	-	-	-	472
Shares issued on exercise of stock options (note 10)	-	-	260	452,349	(109)	-	-	-	151
Foreign currency translation differences from foreign operations	-	-	-	-	-	319	-	-	319
Shares issued on exercise of over-allotment via August bought offering (note 13)	-	-	571	960,600	-	-	-	-	571

Balance November 30, 2020	$15	5,566	$116,378	400,732,561	$7,603	$831	$8,891	$(115,674)	$18,044

See accompanying notes to condensed consolidated interim financial statements

Score Media and Gaming Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Three months ended
	November 30, 2020	November 30, 2019
Cash flows from (used) in operating activities
Net income (loss) for the period	$(12,673)	$(4,110)
Adjustments for:
Depreciation and amortization	1,384	1,213
Stock based compensation (note 10)	472	153
Interest accretion on lease liabilities	26	37
Interest accretion on loans and other borrowings	22	-
Interest accretion on convertible debenture (note 14)	1,364	1,167
Unrealized foreign exchange (gain) loss	564	84
Income tax recovery (note 17)	-	(3,107)
	(8,841)	(4,563)
Change in non-cash operating assets and liabilities:
Accounts receivable	(4,694)	(1,845)
Restricted cash related to customer deposits	(3,815)	(832)
Prepaid expenses, deposits, and other assets	408	(719)
Accounts payable and accrued liabilities	5,919	70
Other financial liabilities (note 15)	(147)	27
	(2,329)	(3,299)
Net cash used in operating activities	(11,170)	(7,862)

Cash flows from financing activities
Exercise of stock options	75	49
Payment of lease liabilities	(248)	(249)
Payment of loans and other borrowings	(6,362)	-
Issuance of convertible debenture, net of transaction costs (note 14)	-	37,274
Issuance of shares, net of transaction costs (note 13)	571	-
Net cash from (used) in financing activities	(5,964)	37,074

Cash flows used in investing activities
Additions to property and equipment (note 3)	(73)	(166)
Additions to intangible and other assets, net (note 4)	(3,674)	(1,010)
Net cash used in investing activities	(3,747)	(1,176)

Increase (decrease) in cash and cash equivalents	(20,881)	28,036

Net effect of exchange rate fluctuations on cash	(19)	16

Cash and cash equivalents, beginning of period	40,116	4,035

Cash and cash equivalents, end of period	$19,216	$32,087

See accompanying notes to condensed consolidated interim financial statements

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

1.	Nature of operations:

Business:

Score Media and Gaming Inc. ("theScore" or the "Company") empowers millions of sports fans through its digital media and sports betting products. Its media app 'theScore' is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company's sports betting app 'theScore Bet' delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, and Indiana. Publicly traded on the Toronto Stock Exchange (SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms. The Company is organized and operates as one operating segment for the purpose of making operating decisions and assessing performance.

2.	Significant accounting policies:

Basis of presentation and statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard 34, Interim Financial Reporting and using the same accounting policies and methods of computation theScore applied in its consolidated financial statements as at and for the year ended August 31, 2020.

The notes presented in these interim financial statements include only significant changes and transactions occurring since August 31, 2020, and do not include all disclosures required by IFRS for annual financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended August 31, 2020.

These interim financial statements are presented in Canadian dollars, which is theScore's functional currency, and have been prepared primarily using the historical cost basis.

These interim financial statements were approved by the Board of Directors of theScore on January 13, 2020.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

2.	Significant accounting policies (continued):

(a) Measurement Uncertainty

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses, consistent with those disclosed in the 2020 annual consolidated financial statements and described in these condensed consolidated interim financial statements. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

The extent to which the COVID-19 pandemic may impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, severity of the coronavirus and actions taken by the Canadian and US authorities, the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Company operates, could continue to negatively impact stock markets, including the trading price of the Company’s Class A shares, could cause continued interest rate volatility and movements and could adversely impact the Company’s ability to raise capital.

Any of these developments, and others, could have a material adverse effect on the Company’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in the Company’s financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable. The Company monitors the situation and its impacts or potential impacts on its business on an ongoing basis.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

3.	Property and equipment

	Computer equipment	Office equipment	Leasehold improvements	Right of use lease	Total
Cost
Balance, August 31, 2020	$3,597	$1,008	$2,324	$2,288	$9,217
Additions	70	-	3	-	73
Revaluations of foreign currency balances	(1)	-	-	-	(1)
Balance, November 30, 2020	$3,666	$1,008	$2,327	$2,288	$9,289
Accumulated depreciation
Balance, August 31, 2020	$1,894	$733	$1,712	$742	$5,081
Depreciation	148	13	76	186	423
Balance, November 30, 2020	$2,042	$746	$1,788	$928	$5,504
Carrying amounts
Balance, August 31, 2020	$1,703	$275	$612	$1,546	$4,136
Balance, November 30, 2020	$1,624	$262	$539	$1,360	$3,785

Right-of-Use lease:

theScore’s current lease agreement is for a 30,881 square foot space at its head office in Toronto, Ontario, and runs until September 30, 2022.

4.	Intangible and other assets:

	Product development & software	Trademarks & domain names	Licenses & Other Assets	Total
Cost
Balance, August 31, 2020	$27,050	$358	$15,255	$42,663
Additions	1,152	-	2,522	3,674
Revaluations of foreign currency balances	-	-	(147)	(147)
Balance, November 30, 2020	$28,202	$358	$17,630	$46,190
Accumulated amortization
Balance, August 31, 2020	$18,067	$254	$865	$19,186
Amortization	672	9	280	961
Revaluations of foreign currency balances	-	-	(12)	(12)
Disposals	-	-	-	-
Balance, November 30, 2020	$18,739	$263	$1,133	$20,135
Carrying amounts
Balance, August 31, 2020	$8,983	$104	$14,390	$23,477
Balance, November 30, 2020	$9,463	$95	$16,497	$26,055

During the three months ended November 30, 2020, the Company capitalized product development costs of approximately $1,152 (2019 - $977). The significant development projects for the three month period ended November 30, 2020 consisted of new features in theScore’s betting app, significant enhancements to live betting and sports data, and significant new enhancements to its core technology infrastructure.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

4.	Intangible and other assets (continued):

Licenses and Other Assets include payments in respect of sports betting and online gaming related market access licenses and associated costs, as well as deposits on sports betting and online casino related rights and licenses.

5.	Related party transactions:

In fiscal 2013, theScore entered into a lease for a property partially owned by the Chairman and Chief Executive Officer of the Company. The aggregate rent paid during the three months ended November 30, 2020 amounted to $10 (2019 - $10). In addition, the payable balances as at November 30, 2020 were $1 (2019 - $281) owing to Norwest Video Inc. for amounts to be reimbursed pursuant to its management services agreement with the Company. These transactions are recorded at the exchange amount, being the amount agreed upon between the parties, and shall be repayable within 12 months.

6.	Tax credits:

As at November 30, 2020, tax credits recoverable of $1,616 are classified as current, in the consolidated statements of financial position (August 31, 2020 – $1,616). Tax credits recoverable reflect management's best estimate of credits for which realization is reasonably assured based on consideration of both certificates of eligibility received from Ontario Creates (formerly, the Ontario Media Development Corporation) for specific claims and Ontario Creates’ historical acceptance of expenditures of a similar nature for refundable credit. No tax credits were accrued during the three month periods ended November 30, 2020 and 2019.

7.	Capital risk management:

theScore's objectives in managing capital are to maintain its liquidity to fund current and future development and growth of the business. The capital structure consists of shareholders’ equity and cash.

theScore manages and adjusts its capital structure in consideration of changes in economic conditions and the risk characteristics of the underlying assets.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

8.	Financial risk management:

The Company’s loans and borrowings include:

	November 30, 2020	August 31, 2020
Revolving term credit facility	$-	$6,250
Current computer equipment financing	401	395
	$401	$6,645

Non-current computer equipment financing	$638	$740

The computer equipment financing relates to the financing arrangement for servers and other equipment and has been calculated using discounted cash flows for future payments over the three-year term of the borrowing using the effective interest rate of 5.62%.

theScore has exposure to credit risk, liquidity risk and market risk from its use of financial instruments. This note presents information about theScore's exposure to each of these risks and theScore's objectives, policies and processes for measuring and managing these risks.

(a)	Credit risk:

Credit risk is the risk of financial loss to theScore if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from theScore's receivables from customers. The carrying amount of financial assets represents the maximum credit exposure. theScore's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As at November 30, 2020 and August 31, 2020, theScore had a loss allowance for trade receivables of $44 and $10, respectively.

At November 30, 2020 and August 31, 2020, $389 and $655, respectively, of accounts receivable were considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers that can extend up to 150 days from the date of initial invoicing. theScore believes that its allowance for doubtful accounts sufficiently reflects the related credit risk based on the nature of theScore's customers and consideration of past performance.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

8.	Financial risk management (continued):

theScore has customer concentration risk as one customer, a programmatic network, represented 19% of revenue, for the three months ended November 30, 2020 (November 30, 2019 – one customer, a programmatic network, represented 13% of revenue).

As at November 30, 2020 one customer, a media agency, represented 9% of the accounts receivable balance (August 31, 2020 – two customers, a media agency and programmatic network, represented 13% and 13% of accounts receivable balance, respectively).

(b)	Liquidity risk:

Liquidity risk is the risk that theScore will not be able to meet its financial obligations as they fall due. As at November 30, 2020 theScore had cash and cash equivalents of $19,216 (August 31, 2020 - $40,116), restricted cash related to customer deposits on the betting platform of $5,575 (August 31, 2020 - $1,859), accounts receivable of $10,150 (August 31, 2020 - $5,455), tax credits recoverable of $1,616 (August 31, 2020 - $1,616) and accounts payable and accrued liabilities to third parties of $16,191 (August 31, 2020 - $10,353). Accounts payable and accrued liabilities have contracted maturities of less than twelve months.

Management prepares budgets and cash flow forecasts to assist in managing liquidity risk. theScore has a history of operating losses, and can be expected to generate continued operating losses and negative cash flows in the future while it carries out its current business plan to further develop and expand its digital media business.

The Company also has access to an uncommitted variable demand credit facility (the “Demand Credit Facility”) of up to $5,000 with a Canadian chartered bank, of which $5,000 was available as at November 30, 2020. The amount available under the Demand Credit Facility is based on a percentage of the Company’s accounts receivable and those of certain of its subsidiaries. The Demand Credit Facility is available for working capital purposes and is secured by substantially all of the assets of the Company and certain of its subsidiaries.

The Demand Credit Facility bears an interest rate at the lenders Prime rate plus 1.00% per annum. The Demand Credit Facility is repayable on demand and is subject to certain financial covenants.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

8.	Financial risk management (continued):

In July 2020, the Company entered into a $6,250 revolving term credit facility with the same Canadian chartered bank that maintains the Demand Credit Facility, supported by Export Development Corporation's Business Credit Availability Program ("EDC BCAP"). The revolving term credit facility is available to provide additional liquidity to the Company and to mitigate the impact of COVID-19 on the Company's operations. The revolving term credit facility is secured by substantially all of the assets of the Company and certain of its subsidiaries. The revolving term credit facility bears an interest rate at the lender's prime rate plus 2.00% per annum and is subject to a facility fee in respect of the EDC BCAP program of 1.80%. The revolving term credit facility is repayable by July 15, 2021, is extendable for a further period of 364 days in certain circumstances and is subject to certain financial covenants. On November 27, 2020, the Company repaid the full balance owing on the revolving term credit facility in the amount of $6,250.

While theScore can utilize its cash, cash equivalents and credit facilities to fund its operating and development expenditures, it does not have access to other committed sources of funding, and depending upon the level of expenditures and whether profitable operations can be achieved, may be required to seek additional funding in the future.

(c)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect theScore's income or the value of its holdings of financial instruments.

The Company does not engage in hedging or use of derivative instruments.

The Company's head office is located in Toronto, Canada. Certain of theScore's customers and suppliers are based in Canada and, therefore, transact in Canadian dollars. Other customers and suppliers are based outside of Canada and the associated financial assets and liabilities originate in U.S. dollars, Euros or Pounds Sterling, thereby exposing theScore to foreign exchange risk. Total U.S. dollar denominated receivables as at November 30, 2020 and August 31, 2020 were $3,569 and $2,553, respectively. The Company’s foreign exchange revaluation is included in finance income in the condensed consolidated interim statement of comprehensive loss, and primarily relates to advances to subsidiaries, and for the three months ended November 30, 2020 was ($533) (2019 – ($84)).

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

8.	Financial risk management (continued):

(d)	Fair values:

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 - inputs are quoted prices in active markets for identical assets and liabilities;

•	Level 2 - inputs are based on observable market data, either directly or indirectly other than quoted prices; and

•	Level 3 - inputs are not based on observable market data.

The fair values of theScore's financial assets and liabilities, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities were deemed to approximate their carrying amounts due to the relative short-term nature of these financial instruments. The fair value of the convertible debenture was deemed to approximate the carrying amount due to the short passage of time between issuance date and the date of these interim financial statements and the risk factors for the Company remaining consistent within this period.

9.	Commitments:

The Company has no off-balance sheet arrangements or long-term obligations other than the agreements noted below.

theScore has the following undiscounted contractual obligations (in thousands of Canadian dollars) at November 30, 2020:

	Payments Due by Period
Contractual Obligation	Total	Within 1 year	2-3 years	4-5 years	More than 5 years
Total Debt [1]	46,755	-	-	46,755	-
Lease Liabilities [2]	1,783	973	810	-	-
Purchase Obligations [3]	46,282	9,591	12,774	6,077	17,840
Total Contractual Obligations	94,820	10,564	13,584	52,832	17,840

1 Principal repayments related to convertible debenture.

2 Lease liabilities relate to right-of-use assets which include head office space.

3 Purchase obligations are minimum payments under contracts for periods ranging from one to twenty years.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

9.	Commitments (continued):

The Company has entered into several new agreements relating to its sports betting and online casino business which has increased future contractual commitments.

10.	Stock based compensation:

(a)  Stock Option Plan:

theScore has a stock option and restricted stock unit plan (the "Plan") under which the Board of Directors, or a committee appointed for such purpose, may, from time to time, grant to directors, officers and full-time employees of, or consultants to, theScore options to acquire Class A Subordinate Voting shares and restricted stock units (“RSUs”). Under the Plan, the exercise price of an option is based on the closing trading price on the day prior to the grant. An option's maximum term is 10 years and options generally vest in six month tranches over a period of three to five years. RSUs entitle a holder, subject to the holder’s satisfaction of any conditions, restrictions, performance objectives, vesting period or limitations imposed under the Plan or set out in a grant letter, and subject to the Company’s clawback policy, to receive a payment in Class A Subordinate Voting shares issued from treasury on the date when the RSU is vested. The maximum term of an RSU is 10 years. Certain of theScore’s employees and consultants participate in the Plan in exchange for services provided to theScore.

The following table summarizes the status of options granted to employees of theScore under the Plan:

			Weighted average
	Number	Exercise price	exercise price
Outstanding options, August 31, 2020	35,738,583	$0.13-0.85	$0.38
Granted	-	-	-
Cancelled	(449,586)	0.145-0.85	0.61
Exercised	(452,349)	0.13-0.85	0.33
Outstanding options, November 30, 2020	34,836,648	$0.13-0.85	$0.38

Options exercisable. November 30, 2020	21,658,763	$0.13-0.85	$0.26

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

10.	Stock based compensation (continued):

The following table summarizes the range of exercise prices and the weighted average prices of outstanding and exercisable options as at November 30, 2020.

			Weighted average
			exercise price for
Exercise price	Options outstanding	Options exercisable	options exercisable
$0.13	2,515,000	2,515,000	$0.13
0.145	6,159,083	3,725,352	0.145
0.18	2,520,000	2,520,000	0.18
0.21	2,415,000	2,415,000	0.21
029	2,895,000	2,895,000	0.29
0.30	4,816,249	2,152,509	0.30
0.31	3,945,833	3,945,833	0.31
0.345	400,000	80,000	0.345
0.60	1,220,000	320,000	0.60
0.85	7,950,483	1,090,069	0.85
	34,836,648	21,658,763	$0.26

As at November 30, 2020, the weighted average remaining contractual life of the options exercisable and outstanding is estimated to be 5.27 and 6.51 years, respectively.

During the three months ended November 30, 2020, share-based compensation recorded in connection with stock options issued by theScore was $472 (2019 - $153).

(b) Share Purchase Plan:

The Company has a share purchase plan (the "SPP") in order to facilitate the acquisition and the retention of Class A Subordinate Voting shares by eligible participants which as of May 1, 2020 has been paused as part of an initiative to reduce costs due to the impact of COVID-19. The SPP allows eligible participants to voluntarily join in a share purchase program. Under the terms of the SPP, eligible participants can have up to 5% of their compensation deducted from their pay to contribute towards the purchase of Class A Subordinate Voting shares of the Company. The Company makes a contribution equal to the amount of the compensation contributed by each participant. The Class A Subordinate Voting shares are purchased by an independent broker through the facilities of the Toronto Stock Exchange and are held by a custodian on behalf of the SPP participants. During the three months ended November 30, 2020, theScore recorded an expense of ($2), as part of operating expenses, relating to its participating employees in the SPP (2019 - $209).

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

11.	Revenue:

Revenue from media activities for the three months ended November 30, 2020 was $10,579 (2019 - $9,219).

The Company generated ($270) (2019 – $242) of gross gaming revenue1 for the three months ended November 30, 2020. After taking into account promotional costs and fair value adjustments of unsettled bets, the Company generated negative net gaming revenue2 of $2,040 (2019 – $26) for the period.

Revenue from Canadian sources for the three months ended November 30, 2020 was $4,793 (2019 - $3,542), while revenue from non-Canadian sources (predominantly USA) for the same period was $3,746 (2019 - $5,677). Revenue from non-Canadian sources includes both media and gaming related amounts.

12.	Basic and diluted income (loss) per share:

The following table sets forth the computation of basic and diluted income (loss) per share:

	Three months ended,
	November 30, 2020	November 30, 2019
Net loss attributable to shareholders - basic and diluted	$(12,673)	$(4,110)

Weighted average shares outstanding - basic and diluted	363,300,812	357,005,888

Loss per share - basic and diluted	$(0.03)	$(0.01)

During the three months ended November 30, 2020 and November 30, 2019 there were no outstanding stock options, warrants or shares resulting from the convertible debenture included in the computation of diluted loss per share as the impact would have been anti-dilutive.

1 Gross gaming revenue is calculated as dollar amounts wagered by customers, less the dollar amounts paid out to customers in respect of such wagers which have settled in the applicable period.

2 Net gaming revenue is measured as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on unsettled bets. Refer to Note 15 for more details on unsettled bets.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

13.	Capital

Exercise of over-allotment of the public offering:

On September 18, 2020, the Company issued an additional 960,600 Class A Shares at a price of $0.65 per Class A Share in exchange for $624 of gross proceeds under the over allotment option of the August 25, 2020. Proceeds net of commissions, and other direct costs of the offering, were $571.

14.	Convertible Debenture:

On September 5, 2019, the Company completed a non-brokered financing of $40,000 by way of issuance of convertible debentures (“convertible debenture”). The debentures carry an interest rate of 8.0%, payable in arrears, in equal semi-annual payments on the last day of February and August in each year commencing on February 29, 2020, with a maturity date of August 31, 2024, or the earlier date of redemption, repayment or conversion.

At the holder’s option, the debenture may be converted into Class A subordinate voting shares of the Company (“Class A Shares”) at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the debenture. The conversion price will be $0.75 for each Class A Share, being a conversion rate of 1,333.3333 Class A Shares issuable for each one thousand dollars principal amount of the debenture, subject to adjustment in certain circumstances.

Subject to specified conditions, the debenture may be redeemed at the Company’s option at par plus accrued and unpaid interest at any time after August 31, 2023 if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or if the principal sum of the debenture outstanding is $4,000 or less.

Upon the occurrence of a change of control of the Company or the sale by the Company of its core assets, the Company will be required to make an offer to purchase the debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

Transaction costs of $3,031, were incurred and have been recorded pro rata against the liability and equity components.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

14.	Convertible Debenture (continued):

Interest and accretion expense for the three months ended November 30, 2020 was $1,364 (2019 - $1,167). As of November 30, 2020 the Company has elected to accrue unpaid interest of $3,228, to the principal sum outstanding of the debenture.

On inception, the Company recorded the following amounts related to the convertible debenture:

Liability component	$27,018
Transaction costs	(2,047)
$24,971

Equity component (conversion feature)	$12,982
Transaction costs	(984)
Income tax impact of convertible debenture	(3,107)
$8,891

For accounting purposes, the debentures are separated into their liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the debentures assuming a 19% discount rate, which was the estimated rate for a similar debenture without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the debentures at the time of issuance.

15.	Other financial liabilities

	Three months ended November 30,
	2020	2019
Unsettled bets - at fair value	$84	$27

Other financial liabilities consist of open betting positions (unsettled bets) at period end. Unsettled bets are accounted for as derivative financial instruments and are carried at fair value. Gains and losses from these positions are recognised in revenue.

Score Media and Gaming Inc.

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of Canadian dollars, unless otherwise stated)

Three months ended November 30, 2020 and November 30, 2019 (unaudited)

16.	Finance expense, net

	Three months ended November 30,
	2020	2019
Interest expense	$1,482	$1,205
Interest income	-	(117)
Revaluation of foreign currency balances	533	84
Net finance expense (income)	$2,015	$1,172

17.	Income Taxes

As a result of the income tax impact related to the convertible debenture issue a deferred tax liability of $3.1 million was recorded in 2019, in the same period the Company recorded a deferred tax recovery of $3.1 million, related to operating loss carry forwards through the statement of operations, resulting in a net deferred taxes of nil at November 30, 2019.  At November 30, 2020 net deferred tax remains nil. As the liability portion of the convertible debt accretes the deferred tax liability and corresponding deferred tax asset are reduced accordingly through the statement of operations resulting in a deferred tax expense (recovery) of nil as at November 30, 2020.

18.	Subsequent Event

On December 17, 2020, the Company completed a short-form bought deal prospectus offering where 28,572,000 Class A subordinate voting shares were issued at a price per share of $1.40. On December 31, 2020, the underwriters exercised their overallotment option in full, purchasing an additional 4,285,800 Class A subordinate voting shares for at a price per share of $1.40, resulting in total gross proceeds of the offering of $46,001.